Exhibit 99.54

Enthusiast Gaming Announces Filing of Final Prospectus and Reliance on
Blanket Relief Orders; and Provides Update on Financial Statements

TORONTO, Aug. 26, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is pleased to announce that it has obtained receipt for its final short-form prospectus (the “Prospectus”) filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec), in connection with its previously announced offering, whereby a syndicate of underwriters led by Canaccord Genuity Corp., agreed to purchase from the Company, on a bought deal basis, an aggregate of 10,000,000 common shares in the capital of the Company at a price of $1.50 per common share for aggregate gross proceeds of $15,000,000 (the “Offering”).

The Offering is expected to close on or before August 31, 2020. Further information on the Offering and the related acquisition (the “Acquisition”) of Omnia Media Inc. by the Company is contained in the Prospectus a copy of which is available under the Company’s profile on www.sedar.com.

The Company also announces that due to circumstances created by the COVID-19 pandemic, it intends to rely on the temporary blanket relief provided by the Canadian Securities Administrators, including the exemptive relief contained in Ontario Instrument 51-504 Temporary Exemptions from Certain Requirements to File or Send Securityholder Materials, to postpone the public filing of its executive compensation disclosure until such time as it is filed and delivered to shareholders as part of the Company’s information circular relating to its 2020 annual meeting of shareholders. Pending filing of the Company’s information circular, the Company has provided executive compensation disclosure in the Prospectus.

The Company also announces that prior to filing the Prospectus, it filed a restated unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020, (the “Amended Financial Statements”), along with a corresponding restated management discussion and analysis (the “Amended MD&A”). The restatement of the Amended Financial Statements and the Amended MD&A was made as the result of management and the auditor’s review of the financial statements during the course of the Ontario Securities Commission’s review of the Prospectus.

In connection with the Prospectus, the Company engaged its auditors to perform a review of the previously filed unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 (the “Previously Filed Financial Statements”). During the auditor’s review, the Company identified an error in the treatment of the Company’s share of loss from investment in associates in the Previously Filed Financial Statements. Certain revenue of the Company is recognized as an expense in the financial statements of one of the Company’s investments in associates. The Company incorrectly did not recognize its share of this expense in its investment for consolidation purposes. In addition, the Company made a capital contribution of $500,000 to the associate during the three months ended June 30, 2020. The Company incorrectly did not apply its share of historical losses from periods prior to the capital contribution against the capital contribution made during the three months ended June 30, 2020. The correction of these errors resulted in a decrease of the Company’s investment in associates balance of $1,196,634 and an increase in deficit of $1,196,634 in the condensed consolidated interim statement of financial position as at June 30, 2020, and an increase in the Company’s share of loss from investment in associates of $1,196,634 in the condensed consolidated interim statement of loss and comprehensive loss for the three and six months ended June 30, 2020.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

INVESTOR RELATIONS CONTACT:

Julia Becker
Head, Investor Relations & Marketing
(604) 785-0850
jbecker@enthusiastgaming.com

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements.

Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend”, “estimate” or the negative of these terms and similar expressions.

Forward-looking statements in this news release include, but are not limited to statements with respect to the Offering, the Acquisition and the timing for their completion.

Forward-looking statements are based on assumptions, including with respect to the ability and time required to satisfy the conditions to complete the Offering and the Acquisition. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related to the closing of the bought deal financing and Acquisition, risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.